UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2016

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2015 (Nine months ended December 31, 2015) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 29, 2016

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 12, 2016	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2015 (for the nine months ended December 31, 2015)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2015	2,385,807	3.3	769,909	(4.7)	519,491	(0.7)
3Q F2014	2,309,160	3.6	808,052	3.5	523,226	(7.0)

Note:	Comprehensive Income: 3Q F2015: ¥347,075 million, (72.6)%; 3Q F2014: ¥1,267,736 million, 68.5%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2015	20.91	20.46
3Q F2014	21.39	20.61

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2015	195,537,344	9,419,359	4.2
Fiscal 2014	189,684,749	9,800,538	4.3

Reference:	Own Capital: As of December 31, 2015: ¥8,220,044 million; As of March 31, 2015: ¥8,161,121 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) /
Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2014	—	3.50	—	4.00	7.50
Fiscal 2015	—	3.75	—
Fiscal 2015 (estimate)				3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2015 (for the fiscal year ending March 31, 2016)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2015	630,000	2.9	25.29

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2015: No
	2.	The number of shares of common stock used in the above calculation is based on the following:

•    The average of “the average number of shares during 1Q, 2Q and 3Q” and “the number of outstanding shares as of December 31, 2015 (which is assumed to be the average number of shares during 4Q of fiscal 2015)” is used.

•    It does not take into account any increase during 4Q of fiscal 2015 in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of December 31, 2015	24,877,532,747 shares	As of March 31, 2015	24,621,897,967 shares
② Period-end treasury stock:	As of December 31, 2015	11,055,449 shares	As of March 31, 2015	11,649,262 shares
③ Average outstanding shares (accumulated period):	3Q Fiscal 2015	24,767,389,030 shares	3Q Fiscal 2014	24,324,351,632 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 26, 2016, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2014	—	10.00	—	10.00	20.00
Fiscal 2015	—	10.00	—
Fiscal 2015 (estimate)				10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2015

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies)

(Application of “Accounting Standard for Business Combinations” and others)

MHFG has applied “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21, September 13, 2013) (hereinafter, the “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, September 13, 2013) (hereinafter, the “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, September 13, 2013) (hereinafter, the “Business Divestitures Accounting Standard” ) and other standards from the first quarter ended June 30, 2015. Accordingly, the accounting methods have been changed to record the difference arising from changes in equity in subsidiaries which MHFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which incurred. In addition, regarding business combinations occurring on or after April 1, 2015, the accounting method has been changed to retroactively reflect adjustments to the amount allocated to acquisition costs arising from the finalization of the provisional accounting treatment on the consolidated financial statements of the period in which the business combination occurs. Furthermore, presentation of Net Income and others has been changed and presentation of Minority Interests has been changed to Non-controlling Interests. In order to reflect the changes in presentation of financial statements, reclassification was made accordingly in the quarterly consolidated financial statements for the nine months ended December 31, 2014 and the consolidated financial statements for the fiscal year ended March 31, 2015.

The Business Combinations Accounting Standard and other standards have been applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2015. As a result, Goodwill decreased by ¥48,063 million, Retained Earnings decreased by ¥48,999 million, and Capital Surplus increased by ¥935 million as of April 1, 2015. In addition, Ordinary Profits and Income before Income Taxes for the nine months ended December 31, 2015 each increased by ¥2,184 million.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2015	As of December 31, 2015
Assets
Cash and Due from Banks	¥29,096,166	¥37,393,820
Call Loans and Bills Purchased	444,115	498,146
Receivables under Resale Agreements	8,582,239	9,131,164
Guarantee Deposits Paid under Securities Borrowing Transactions	4,059,340	3,624,545
Other Debt Purchased	3,239,831	3,105,179
Trading Assets	10,781,735	12,114,805
Money Held in Trust	157,728	165,068
Securities	43,278,733	38,888,647
Loans and Bills Discounted	73,415,170	75,882,584
Foreign Exchange Assets	1,623,736	1,809,972
Derivatives other than for Trading Assets	3,544,243	2,456,923
Other Assets	4,066,424	3,261,271
Tangible Fixed Assets	1,078,051	1,077,815
Intangible Fixed Assets	657,556	767,886
Net Defined Benefit Asset	743,382	787,525
Deferred Tax Assets	36,938	34,033
Customers’ Liabilities for Acceptances and Guarantees	5,404,843	5,002,301
Reserves for Possible Losses on Loans	(525,486)	(464,347)
Reserve for Possible Losses on Investments	(2)	—

Total Assets	¥189,684,749	¥195,537,344

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2015	As of December 31, 2015
Liabilities
Deposits	¥97,757,545	¥102,163,821
Negotiable Certificates of Deposit	15,694,906	17,165,077
Call Money and Bills Sold	5,091,198	4,915,104
Payables under Repurchase Agreements	19,612,120	20,083,562
Guarantee Deposits Received under Securities Lending Transactions	2,245,639	2,207,053
Commercial Paper	538,511	899,850
Trading Liabilities	8,743,196	8,962,242
Borrowed Money	7,195,869	7,633,718
Foreign Exchange Liabilities	473,060	392,742
Short-term Bonds	816,705	1,018,323
Bonds and Notes	6,013,731	6,453,895
Due to Trust Accounts	1,780,768	2,113,303
Derivatives other than for Trading Liabilities	3,474,332	2,215,293
Other Liabilities	4,261,955	4,146,442
Reserve for Bonus Payments	59,869	30,912
Net Defined Benefit Liability	47,518	49,426
Reserve for Director and Corporate Auditor Retirement Benefits	1,527	1,704
Reserve for Possible Losses on Sales of Loans	13	1,012
Reserve for Contingencies	7,845	4,826
Reserve for Reimbursement of Deposits	15,851	14,971
Reserve for Reimbursement of Debentures	48,878	38,621
Reserves under Special Laws	1,607	1,956
Deferred Tax Liabilities	524,321	530,102
Deferred Tax Liabilities for Revaluation Reserve for Land	72,392	71,714
Acceptances and Guarantees	5,404,843	5,002,301

Total Liabilities	¥179,884,211	¥186,117,984

Net Assets
Common Stock and Preferred Stock	¥2,255,404	¥2,255,790
Capital Surplus	1,110,006	1,111,410
Retained Earnings	2,769,371	3,045,962
Treasury Stock	(3,616)	(3,713)

Total Shareholders’ Equity	6,131,166	6,409,450

Net Unrealized Gains (Losses) on Other Securities	1,737,348	1,510,707
Deferred Gains or Losses on Hedges	26,635	49,049
Revaluation Reserve for Land	146,419	145,061
Foreign Currency Translation Adjustments	(40,454)	(53,994)
Remeasurements of Defined Benefit Plans	160,005	159,771

Total Accumulated Other Comprehensive Income	2,029,955	1,810,594

Stock Acquisition Rights	3,820	2,762
Non-controlling Interests	1,635,595	1,196,552

Total Net Assets	9,800,538	9,419,359

Total Liabilities and Net Assets	¥189,684,749	¥195,537,344

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Ordinary Income	¥2,309,160	¥2,385,807
Interest Income	1,075,607	1,069,570
Interest on Loans and Bills Discounted	700,106	697,965
Interest and Dividends on Securities	239,688	224,603
Fiduciary Income	36,697	38,112
Fee and Commission Income	512,360	546,463
Trading Income	166,455	216,540
Other Operating Income	315,341	238,893
Other Ordinary Income	202,698	276,227
Ordinary Expenses	1,501,108	1,615,897
Interest Expenses	249,283	308,247
Interest on Deposits	89,400	121,425
Fee and Commission Expenses	108,450	115,441
Trading Expenses	—	2,836
Other Operating Expenses	82,918	57,151
General and Administrative Expenses	993,135	1,008,415
Other Ordinary Expenses	67,319	123,804

Ordinary Profits	808,052	769,909

Extraordinary Gains	93	20,355
Extraordinary Losses	3,626	3,731

Income before Income Taxes	804,519	786,533

Income Taxes:
Current	209,317	147,487
Refund of Income Taxes	(570)	(3,137)
Deferred	19,067	78,970

Total Income Taxes	227,813	223,320

Profit	576,705	563,213

Profit Attributable to Non-controlling Interests	53,479	43,722

Profit Attributable to Owners of Parent	¥523,226	¥519,491

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Profit	¥576,705	¥563,213
Other Comprehensive Income	691,030	(216,137)
Net Unrealized Gains (Losses) on Other Securities	633,284	(222,776)
Deferred Gains or Losses on Hedges	36,676	22,551
Revaluation Reserve for Land	—	6
Foreign Currency Translation Adjustments	4,221	(10,609)
Remeasurements of Defined Benefit Plans	10,902	(1,675)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	5,946	(3,634)

Comprehensive Income	1,267,736	347,075

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	1,211,518	301,494
Comprehensive Income Attributable to Non-controlling Interests	56,217	45,581

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2015

(Nine months ended December 31, 2015)

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2015	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 26, 2016, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2015

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2015 (Accumulated Period)
			Change	Third Quarter of Fiscal 2014 (Accumulated Period)
Consolidated Gross Profits	1	1,625.9	(39.9)	1,665.8
Net Interest Income	2	761.3	(64.9)	826.3
Fiduciary Income	3	38.1	1.4	36.6
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	431.0	27.1	403.9
Net Trading Income	6	213.7	47.2	166.4
Net Other Operating Income	7	181.7	(50.6)	232.4
General and Administrative Expenses	8	(1,008.4)	(15.2)	(993.1)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(24.8)	(11.0)	(13.7)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	15.4	(30.0)	45.5
Net Gains (Losses) related to Stocks	11	184.1	88.0	96.0
Equity in Income from Investments in Affiliates	12	21.0	5.6	15.4
Other	13	(43.4)	(35.5)	(7.8)

Ordinary Profits	14	769.9	(38.1)	808.0

Net Extraordinary Gains (Losses)	15	16.6	20.1	(3.5)
Income before Income Taxes	16	786.5	(17.9)	804.5
Income Taxes	17	(223.3)	4.4	(227.8)
Profit	18	563.2	(13.4)	576.7
Profit Attributable to Non-controlling Interests	19	(43.7)	9.7	(53.4)

Profit Attributable to Owners of Parent	20	519.4	(3.7)	523.2

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(9.3)	(41.1)	31.7

* Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	601.0	(59.7)	660.8

* Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	147	(7)	154
Number of affiliates under the equity method	24	24	3	21

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2015 (Accumulated Period)				Third Quarter of Fiscal 2014 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,070.2	95.3	1,165.6	(60.8)	1,226.4
Net Interest Income	2	627.0	28.1	655.2	(58.9)	714.2
Fiduciary Income	3		38.2	38.2	2.0	36.2
Trust Fees for Jointly Operated Designated Money Trust	4		1.4	1.4	(0.0)	1.4
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	271.5	16.5	288.1	7.1	280.9
Net Trading Income	7	55.4	1.1	56.5	40.5	16.0
Net Other Operating Income	8	116.1	11.2	127.3	(51.6)	179.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(626.1)	(58.0)	(684.1)	(8.7)	(675.4)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	444.1	37.2	481.4	(69.5)	551.0

Reversal of (Provision for) General Reserve for Losses on Loans	11	(6.3)	—	(6.3)	(6.3)	—

Net Business Profits	12	437.8	37.2	475.1	(75.9)	551.0
Net Gains (Losses) related to Bonds	13	84.9	11.3	96.3	(22.3)	118.6

Net Non-Recurring Gains (Losses)	14	112.5	0.8	113.3	31.6	81.7
Net Gains (Losses) related to Stocks	15	161.2	1.4	162.6	79.2	83.4
Expenses related to Portfolio Problems	16	(18.0)	(0.0)	(18.0)	(8.1)	(9.9)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	12.4	1.2	13.7	(22.5)	36.2
Other	18	(43.1)	(1.8)	(44.9)	(16.8)	(28.0)

Ordinary Profits	19	550.4	38.0	588.4	(44.2)	632.7

Net Extraordinary Gains (Losses)	20	3.6	0.8	4.4	7.2	(2.7)
Income before Income Taxes	21	554.0	38.9	592.9	(36.9)	629.9
Income Taxes	22	(168.9)	(12.8)	(181.7)	14.1	(195.9)

Net Income	23	385.1	26.1	411.2	(22.7)	434.0

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	(11.9)	1.2	(10.6)	(37.0)	26.3

* Credit-related  Costs  [24]  =   Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	(6.3)	0.5	(5.7)	(58.5)	52.8
Losses on Write-offs of Loans	27	(8.9)	(0.0)	(8.9)	(11.8)	2.8
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	2.7	0.6	3.4	30.9	(27.5)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.5	0.0	0.5	0.2	0.3
Reversal of (Provision for) Reserve for Contingencies	30	0.8	—	0.8	1.5	(0.6)
Other (including Losses on Sales of Loans)	31	(0.9)	—	(0.9)	0.4	(1.4)
Total	32	(11.9)	1.2	(10.6)	(37.0)	26.3

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	184.1	88.0	96.0
Gains on Sales	216.0	107.6	108.3
Losses on Sales	(16.3)	(12.8)	(3.5)
Impairment (Devaluation)	(8.8)	(3.8)	(5.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(6.6)	(2.9)	(3.7)

Non-Consolidated

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	162.6	79.2	83.4
Gains on Sales	192.9	102.8	90.0
Losses on Sales	(15.3)	(12.6)	(2.6)
Impairment (Devaluation)	(8.2)	(7.9)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(6.6)	(2.9)	(3.7)

Mizuho Bank

	Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	161.2	84.6	76.6
Gains on Sales	188.0	105.1	82.9
Losses on Sales	(13.7)	(11.3)	(2.4)
Impairment (Devaluation)	(6.6)	(6.3)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(6.3)	(2.8)	(3.5)

Mizuho Trust & Banking

	Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	1.4	(5.3)	6.7
Gains on Sales	4.8	(2.3)	7.1
Losses on Sales	(1.5)	(1.3)	(0.1)
Impairment (Devaluation)	(1.6)	(1.5)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	(0.2)	(0.0)	(0.1)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2015				As of March 31, 2015				As of September 30, 2015 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	33,798.2	2,225.6	2,427.2	201.6	37,704.5	2,531.3	2,623.1	91.8	34,793.1	2,019.6	2,194.4	174.7
Japanese Stocks	4,009.0	2,118.8	2,150.4	31.6	4,121.9	2,158.9	2,187.3	28.4	3,790.8	1,867.0	1,910.1	43.0
Japanese Bonds	17,084.6	53.5	65.0	11.5	20,328.4	44.1	55.8	11.7	18,585.6	40.9	53.2	12.3
Japanese Government Bonds	14,082.0	31.4	31.8	0.3	17,415.7	22.6	24.0	1.3	15,598.5	22.6	23.6	0.9
Other	12,704.4	53.2	211.6	158.4	13,254.1	328.3	380.0	51.7	12,416.6	111.7	231.0	119.3
Foreign Bonds	9,795.9	(76.3)	24.9	101.3	10,032.5	40.0	80.7	40.6	9,570.5	(4.6)	46.2	50.9

*    In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*    Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

      Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*    Unrealized Gains/Losses include ¥52.8 billion, ¥35.8 billion, and ¥52.0 billion, which were recognized in the statement of income for December 31, 2015, September 30, 2015, and March 31, 2015 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2015				As of March 31, 2015				As of September 30, 2015 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	5,117.4	30.0	36.8	6.8	5,647.3	30.4	31.2	0.7	5,252.2	27.5	34.1	6.6
Non-Consolidated Aggregate Figures for the 2 Banks (1) Other Securities
	(Billions of yen)
	As of December 31, 2015				As of March 31, 2015				As of September 30, 2015 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	31,065.6	1,864.9	2,065.5	200.5	34,603.2	2,138.8	2,234.0	95.2	32,189.6	1,701.8	1,875.3	173.5
Japanese Stocks	3,659.6	1,897.0	1,934.9	37.9	3,762.8	1,933.2	1,966.6	33.4	3,461.5	1,667.0	1,715.0	48.0
Japanese Bonds	15,967.5	53.0	64.0	11.0	19,003.1	42.8	53.9	11.0	17,564.1	40.5	52.4	11.8
Japanese Government Bonds	13,275.2	30.9	31.2	0.2	16,338.4	21.4	22.6	1.2	14,871.5	22.3	23.1	0.8
Other	11,438.4	(85.0)	66.5	151.6	11,837.2	162.7	213.3	50.6	11,163.8	(5.7)	107.7	113.5
Foreign Bonds	9,225.8	(75.7)	21.2	96.9	9,390.4	28.2	68.3	40.1	8,981.8	(8.8)	40.8	49.6
MHTB
Other Securities	1,502.9	147.9	155.7	7.8	1,863.6	174.5	177.7	3.2	1,395.5	130.4	138.8	8.3
Japanese Stocks	265.9	145.7	146.9	1.1	270.5	145.6	147.6	1.9	248.6	126.8	129.5	2.6
Japanese Bonds	778.4	0.3	0.7	0.4	974.0	1.1	1.7	0.5	673.8	0.2	0.6	0.3
Japanese Government Bonds	731.3	0.4	0.5	0.0	905.2	1.1	1.2	0.1	620.9	0.3	0.3	0.0
Other	458.4	1.7	8.0	6.3	619.0	27.6	28.3	0.7	473.0	3.3	8.6	5.2
Foreign Bonds	314.8	(2.5)	1.5	4.1	438.1	10.1	10.5	0.3	349.7	2.2	3.1	0.9
Total
Other Securities	32,568.5	2,012.9	2,221.3	208.4	36,466.8	2,313.3	2,411.7	98.4	33,585.1	1,832.3	2,014.1	181.8
Japanese Stocks	3,925.6	2,042.7	2,081.8	39.0	4,033.3	2,078.8	2,114.3	35.4	3,710.2	1,793.8	1,844.6	50.7
Japanese Bonds	16,746.0	53.4	64.8	11.4	19,977.2	44.0	55.6	11.6	18,238.0	40.8	53.1	12.2
Japanese Government Bonds	14,006.5	31.4	31.8	0.3	17,243.6	22.5	23.9	1.3	15,492.4	22.6	23.5	0.9
Other	11,896.9	(83.2)	74.6	157.9	12,456.3	190.3	241.7	51.3	11,636.8	(2.3)	116.4	118.8
Foreign Bonds	9,540.7	(78.3)	22.7	101.0	9,828.5	38.3	78.8	40.5	9,331.6	(6.6)	44.0	50.6

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥52.8 billion, ¥35.8 billion, and ¥52.0 billion, which were recognized as Income/Loss for December 31, 2015, September 30, 2015, and March 31, 2015 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2015				As of March 31, 2015				As of September 30, 2015 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	5,117.4	30.0	36.8	6.8	5,647.3	30.4	31.2	0.7	5,252.2	27.5	34.1	6.6
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,117.4	30.0	36.8	6.8	5,647.3	30.4	31.2	0.7	5,252.2	27.5	34.1	6.6

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2015				As of March 31, 2015				As of September 30, 2015 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	108.6	203.5	203.7	0.2	118.3	159.5	159.5	—	108.6	143.3	143.8	0.5
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	108.6	203.5	203.7	0.2	118.3	159.5	159.5	—	108.6	143.3	143.8	0.5

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2015		As of March 31, 2015	As of September 30, 2015 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	2,172.7	(306.5)	2,479.3	1,983.8
Japanese Stocks	2,090.9	(41.1)	2,132.1	1,856.8
Japanese Bonds	53.5	9.4	44.1	40.9
Japanese Government Bonds	31.4	8.8	22.6	22.6
Other	28.2	(274.7)	303.0	86.0
Foreign Bonds	(101.3)	(116.1)	14.7	(30.2)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2015		As of March 31, 2015	As of September 30, 2015 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,960.0	(301.1)	2,261.2	1,796.5
Japanese Stocks	2,014.9	(37.1)	2,052.1	1,783.6
Japanese Bonds	53.4	9.3	44.0	40.8
Japanese Government Bonds	31.4	8.8	22.5	22.6
Other	(108.2)	(273.3)	165.0	(27.9)
Foreign Bonds	(103.2)	(116.3)	13.0	(32.2)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2015			As of March 31, 2015			As of September 30, 2015 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	635.5	584.1	51.4	642.2	652.3	(10.0)	670.4	605.4	65.0
MHTB	91.3	92.8	(1.5)	90.8	93.2	(2.4)	88.1	91.7	(3.5)

Total	726.8	676.9	49.9	733.1	745.6	(12.5)	758.6	697.2	61.4

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2015
		Change	As of March 31, 2015	As of September 30, 2015 (Reference)
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	90.9	13.5	77.3	80.2
Claims with Collection Risk	341.3	(62.9)	404.2	372.2
Claims for Special Attention	482.6	(135.7)	618.4	517.0
Total	914.9	(185.1)	1,100.0	969.4

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.9	2.8
Claims for Special Attention	—	—	—	—
Total	2.8	(0.0)	2.9	2.8

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	90.9	13.5	77.3	80.2
Claims with Collection Risk	344.2	(63.0)	407.2	375.1
Claims for Special Attention	482.6	(135.7)	618.4	517.0
Total	917.7	(185.2)	1,103.0	972.3

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

Total (Banking Account + Trust Account)

	(Billions of yen, %)
	As of December 31, 2015		As of March 31, 2015	As of September 30, 2015 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	72.0	15.3	56.6	60.1
Claims with Collection Risk	336.0	(66.5)	402.5	370.4
Claims for Special Attention	415.3	(127.5)	542.9	447.5
Sub-total [1]	823.4	(178.7)	1,002.1	878.1
NPL ratio [1]/[2]	0.97%	(0.23)%	1.20%	1.06%
Normal Claims	83,911.5	1,870.5	82,041.0	81,862.9
Total [2]	84,735.0	1,691.8	83,043.1	82,741.0

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	70.9	15.5	55.4	59.1
Claims with Collection Risk	328.3	(63.1)	391.5	360.2
Claims for Special Attention	408.7	(126.0)	534.7	440.4
Sub-total [3]	808.0	(173.7)	981.7	859.8
NPL ratio [3]/[4]	0.99%	(0.23)%	1.22%	1.08%
Normal Claims	80,385.8	1,485.8	78,899.9	78,504.6
Total [4]	81,193.8	1,312.1	79,881.7	79,364.5

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	1.0	(0.1)	1.1	0.9
Claims with Collection Risk	4.8	(3.2)	8.0	7.2
Claims for Special Attention	6.6	(1.5)	8.1	7.1
Sub-total [5]	12.4	(4.9)	17.4	15.3
NPL ratio [5]/[6]	0.35%	(0.20)%	0.55%	0.45%
Normal Claims	3,514.3	386.2	3,128.0	3,346.6
Total [6]	3,526.7	381.3	3,145.4	3,362.0

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.9	2.8
Claims for Special Attention	—	—	—	—
Sub-total [7]	2.8	(0.0)	2.9	2.8
NPL ratio [7]/[8]	20.21%	1.53%	18.68%	19.99%
Normal Claims	11.4	(1.5)	13.0	11.5
Total [8]	14.3	(1.6)	16.0	14.4

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2015		As of March 31, 2015	As of September 30, 2015 (Reference)
		Change
MHBK	97,337.7	3,809.3	93,528.3	95,805.5
MHTB	2,938.1	301.1	2,637.0	2,915.2

Total	100,275.8	4,110.5	96,165.3	98,720.7

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2015		As of March 31, 2015	As of September 30, 2015 (Reference)
		Change
MHBK	79,862.4	634.1	79,228.3	79,460.0
Individual deposits	39,613.3	1,274.0	38,339.3	38,775.8
MHTB	2,928.8	304.9	2,623.9	2,913.0
Individual deposits	1,105.0	(42.1)	1,147.1	1,113.2
Total	82,791.3	939.0	81,852.3	82,373.1
Individual deposits	40,718.4	1,231.8	39,486.5	39,889.0

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2015		As of March 31, 2015	As of September 30, 2015 (Reference)
		Change
MHBK	72,783.4	1,909.5	70,873.8	71,124.6
MHTB	3,475.8	407.4	3,068.4	3,315.6
Total	76,259.2	2,316.9	73,942.2	74,440.3

Note: Loans to MHFG are included as follows:
As of December 31, 2015: ¥690.2 billion (from MHBK)
As of September 30, 2015: ¥599.9 billion (from MHBK)
As of March 31, 2015: ¥700.1 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	1	0.99	(0.04)	1.03
Cost of Deposits	2	0.03	(0.00)	0.04
Loan and Deposit Rate Margin [1]-[2]	3	0.95	(0.04)	0.99

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	1.05	(0.08)	1.14
Loan and Deposit Rate Margin [4]-[2]	5	1.01	(0.08)	1.10

Mizuho Trust & Banking

		(%)
		Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	6	0.87	(0.13)	1.01
Cost of Deposits	7	0.08	(0.00)	0.08
Loan and Deposit Rate Margin [6]-[7]	8	0.79	(0.13)	0.93

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.90	(0.11)	1.02
Loan and Deposit Rate Margin [9]-[7]	10	0.82	(0.11)	0.93

(Reference)

Aggregate Figures for the 2 Banks
		(%)
		Third Quarter of Fiscal 2015 (Accumulated Period)		Third Quarter of Fiscal 2014 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	11	0.98	(0.05)	1.03
Cost of Deposits	12	0.04	(0.00)	0.04
Loan and Deposit Rate Margin [11]-[12]	13	0.94	(0.04)	0.99

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	1.04	(0.08)	1.13
Loan and Deposit Rate Margin [14]-[12]	15	1.00	(0.08)	1.09

2-9